BODYGOOD NUTRITION LLC

AUDITED FINANCIAL STATEMENTS FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

DATE ISSUED: MAY 16, 2022

BODYGOOD NUTRITION LLC

Audited Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

CONTENTS OF REPORT

INDEPENDENT AUDITOR'S REPORT 3

BALANCE SHEET 4

BALANCE SHEET (Continued) 5

STATEMENT OF INCOME 6

STATEMENT OF CHANGES IN MEMBERS' EQUITY 7

STATEMENT OF CASH FLOWS 8

NOTES TO THE FINANCIAL STATEMENTS 9

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT AUDITOR'S REPORT

To the Members of BODYGOOD NUTRITION LLC,

2251 LAS PALMAS DRIVE

CARLSBAD 92011

I have audited the accompanying financial statements of BODYGOOD NUTRITION LLC, which comprise the Balance Sheet as of December 31, 2021, and December 31, 2020, and the related Statements of Income, Cash Flows and Changes in Members' Equity for the years then ended, and the notes to the financial statements comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of BODYGOOD NUTRITION LLC as of December 31, 2021, and December 31, 2020, and the results of its operations and cashflows for the years then ended in conformity with U.S. generally accepted accounting principles.


CPA Colorado
0033681

05/16/2022

BODYGOOD NUTRITION LLC

BALANCE SHEET

AS OF DECEMBER 31, 2021, AND DECEMBER 31, 2020

		As of December 31, 2021	As of December 31, 2020
Assets			
Current assets:			
Cash and cash equivalents	$	1,529,807	481,900
Accounts Receivable		143,711	95,221
Prepaid expenses		11,028	4,991
Other receivables		8,394	2,165
Inventories		1,013,085	625,747
Total current assets		2,706,025	1,210,024
Intangible assets:			
Domain names, net		3,189	4,252
Total intangible assets		3,189	4,252
Non-current assets:			
Security deposits		3,200	-
Total non-current assets		3,200	-
Total Assets	$	**2,712,414**	**1,214,276**
Liabilities & Members' Equity			
Current liabilities:			
Credit Cards		134,744	100,179
Accrued expenses		5,559	26,443
Loans and financing agreements		620,915	36,886
Management fees and accrued interest payable		491,812	325,554
Sales tax payable		1,988	1,191
Payroll & benefits payable		11,588	-
Accounts Payable		452,752	300,430
Total current liabilities		1,719,358	790,683
Non-current liabilities:			
Member loans and accrued interest payable		432,923	423,003
Economic Injury Disaster Loan (EIDL)		500,000	150,000
Total non-current liabilities		932,923	573,003
Total liabilities	$	**2,652,281**	**1,363,686**

The accompanying notes are an integral part of these financial statements.

BODYGOOD NUTRITION LLC

BALANCE SHEET (Continued)

AS OF DECEMBER 31, 2021, AND DECEMBER 31, 2020

		As of December 31, 2021	As of December 31, 2020
Members' Equity:			
Class A membership interests, 3,211,200 and 4,211,200 membership interests issued and outstanding as of December 31, 2021, and December 31, 2020, respectively		-	-
Class B membership interests, 5,569,142 and 4,748,800 membership interests issued and outstanding as of December 31, 2021, and December 31, 2020, respectively		-	-
Class C membership interests, 1,219,658 and 1,040,000 membership interests issued and outstanding as of December 31, 2021, and December 31, 2020, respectively		3,365,000	1,040,000
Retained Earnings (accumulated deficit)		(1,189,410)	(529,798)
Net income (loss)		(2,115,457)	(659,612)
Total members' equity (deficit)		**60,133**	**(149,410)**
Total Liabilities and members' equity (deficit)	$	**2,712,414**	**1,214,276**

The accompanying notes are an integral part of these financial statements.

BODYGOOD NUTRITION LLC

STATEMENT OF INCOME

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

		2021	2020
Revenue:			
Product sales	$	7,623,913	3,841,980
Less: refunds		(106,655)	(50,925)
Less: discounts		(175,744)	(94,883)
Less: transaction fees		(35,514)	(12,404)
Shipping revenue		22,276	14,316
Total revenues		**7,328,276**	**3,698,084**
Cost of goods sold		1,552,159	826,769
Gross Profit		**5,776,117**	**2,871,315**
Expenses:			
Salaries, benefits & payroll taxes		324,208	-
Management fees and interest		320,744	389,039
Product promotion costs		2,150,993	1,123,668
General and administrative expenses		38,945	9,229
Sales fulfillment costs		1,335,066	736,187
Insurance		14,086	4,727
Legal & Professional Services		65,394	14,586
Advertising & Marketing		3,567,897	1,221,215
Product development costs		1,727	6,250
Amortization expense		1,063	1,063
Total Expenses		7,820,123	3,505,964
Income from operations (loss)		**(2,044,006)**	**(634,649)**
Other Income (Expenses):			
Interest expense		(79,636)	(20,519)
SBA- Targeted EIDL advance		-	2,000
Taxes		(7,050)	(6,907)
Other Income		15,235	463
Total Other Income (expenses)		(71,451)	(24,963)
Net income (loss) for the year	$	**(2,115,457)**	**(659,612)**

The accompanying notes are an integral part of these financial statements.

BODYGOOD NUTRITION LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

($)	Class A membership interests	Class B membership interests	Class C membership interests	Cash contributions	Retained earnings (accumulated deficit)	**Total**
Beginning Balance, December 31, 2019	**4,211,200**	**4,748,800**	**1,040,000**	**1,040,000**	**(529,798)**	**510,202**
Issuance (redemption) of Class A membership units	-	-	-	-	-	-
Issuance of class B membership units	-	-	-	-	-	-
Issuance of class C membership units	-	-	-	-	-	-
Net income (loss)	-	-	-	-	(659,612)	(659,612)
Ending Balance, December 31, 2020	**4,211,200**	**4,748,800**	**1,040,000**	**1,040,000**	**(1,189,410)**	**(149,410)**
Issuance (redemption) of Class A membership units	(1,000,000)	-	-	-	-	**-**
Issuance of class B membership units	-	820,342	-	-	-	**-**
Issuance of class C membership units	-	-	179,658	2,325,000	-	2,325,000
Net income (loss)	-	-	-	-	(2,115,457)	**(2,115,457)**
Ending Balance, December 31, 2021	**3,211,200**	**5,569,142**	**1,219,658**	**3,365,000**	**(3,304,867)**	**60,133**

The accompanying notes are an integral part of these financial statements.

BODYGOOD NUTRITION LLC

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

		As of December 31, 2021	As of December 31, 2020
Cash flow From Operating Activities:			
Net income (loss)	$	(2,115,457)	(659,612)
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Amortization		1,063	1,063
Changes in:			
Accounts Receivable		(48,490)	(95,221)
Prepaid expenses		(6,037)	(1,443)
Other receivables		(6,229)	39,912
Inventories		(387,338)	(445,994)
Credit Cards		34,565	73,823
Loans and financing agreements		584,029	36,886
Management fees and accrued interest payable		166,259	204,084
Sales tax payable		796	1,191
Payroll & benefits payable		11,588	-
Accounts Payable		152,322	148,482
Accrued expenses		(20,884)	22,443
Net cash provided (used) by operating activities		**(1,633,813)**	**(674,386)**
Cash flow From Investing Activities:			
Security deposits		(3,200)	-
Net cash provided (used) by investing activities		**(3,200)**	-
Cash flow from Financing Activities			
Proceeds from issuance of Class C membership interests		2,325,000	-
Economic Injury Disaster Loan (EIDL)		350,000	150,000
Accrued interest on member loans		9,920	9,947
Net cash provided (used) by financing activities		**2,684,920**	**159,947**
Increase (decrease) in Cash		1,047,907	(514,439)
Cash, beginning of year		481,900	996,339
Cash, end of year	$	**1,529,807**	**481,900**

The accompanying notes are an integral part of these financial statements.

BODYGOOD NUTRITION LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

About the Company & its Nature of operations

BODYGOOD NUTRITION LLC ("the Company"), is a limited liability company formed pursuant to the provisions of the Delaware limited liability company act on June 29, 2018. The Company is headquartered in the state of California. The Company was originally formed under the name "Robin Hood Brands Health and Wellness, LLC" before amending its name on September 4, 2018. The Company operates in the nutritional sports supplement industry and sells dietary and nutrition supplements such as fat burners, vitamins, and proteins mostly via Amazon marketplace and Shopify.

The Company has three (3) registered trademarks within the categories of nutritional and dietary supplements and fitness machines and equipment.

Going Concern matters

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that creates an uncertainty about the ability of the Company to continue as a going concern. The Company currently operates at net losses since inception (totaling $3,304,867 as of December 31, 2021, and $1,189,410 as of December 31, 2020).

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through May 16, 2023 (one year after the date that the financial statements were made available). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to sell its product profitably, and its ability to generate positive operational cash flow.

BODYGOOD NUTRITION LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

Fiscal year

The Company operates on a December 31st year-end

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn, national and local government enactments of regulations which could be detrimental to the company's operations or otherwise, competition or changes in consumer tastes.

The Company is subject to various risks and uncertainties including the following:

· significant competition in the industry;

· unfavorable publicity or consumer perception of the Company's products;

· increases in the cost of borrowings and limitations on availability of additional debt or equity capital;

· incurrence of material product liability and product recall costs;

· loss or retirement of directors or key members of management;

· costs of compliance and potential failure to comply with new and existing governmental regulations including, but not limited to, tax regulations;

· costs of litigation and the failure to successfully defend lawsuits and other claims against the company;

· failure to keep pace with the demands of customers for new products and services;

· failure to adequately protect or enforce intellectual property rights against competitors;

· changes in raw material costs and pricing of Company's products;

· failure to successfully execute a growth strategy;

· damage or interruption to the Company's information systems;

· failure to maintain effective internal controls;

· Disruptions and delays occurring at the Manufacturer's sites.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with major financial institutions located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect from its customers. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreements. As of December 31, 2021, and December 31, 2020, the Company had not recorded an allowance for doubtful accounts as due to the nature of these receivables, there is no significant risk that material uncollectible accounts will exist at the end of each year.

Accounts receivable which existed as of December 31, 2021, and December 31, 2020, were as follows:

	As of December 31, 2021 ($)	As of December 31, 2020 ($)
Amazon Marketplace	139,093	79,402
Target Corporation	3,901	13,779
Various customers	717	2,040
Totals	143,711	**95,221**

Of the receivables due from various customers as of December 31, 2020, a total of $1,031 was written off as bad debt during 2021.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to merchandise are determined on the first-in, first-out basis.

Inventories consisted of the following balances as of December 31, 2021, and December 31, 2020:

	As of December 31, 2021 ($)	As of December 31, 2020 ($)
Finished Goods	916,435	418,947
Raw materials	96,650	206,801
Totals	**1,013,085**	**625,747**

Intangible assets

Intangible assets are stated at their historical cost and an adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books consist of legal costs incurred for its note offering program.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows.

The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts

As of December 31, 2021, and December 31, 2020, the Company recognized Domain names with a cost of $5,315 in intangible assets. Domain names were amortized using the straight-line method based on a five (5) year useful life and accumulated amortization as of December 31,

2021, and December 31, 2020, totaled $2,126 and $1,063, respectively. The book value of domains totaled $3,189 and $4,252 as of December 31, 2021, and December 31, 2020, respectively.

Economic Injury Disaster Loan (EIDL)

The Company obtained an Economic Injury Disaster Loan (EIDL) from the U.S. Small Business Administration (SBA) for $150,000 during 2020, and on July 7, 2021, the SBA extended the loan to cover $500,000. The EIDL loan bears an interest rate of 3.75% per annum. Monthly installment payments, including principal and interest, of $2,522 begin 24 months from the date of the original loan and the balance of principal and interest is payable 30 years from the date of the original loan.

The Collateral to secure the Economic Injury Disaster Loan includes the following property that the Company owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest the Company grants the SBA includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.

Loans and financing agreements

On January 28, 2020, the Company obtained a loan from Amazon for $138,000, the loan is payable in monthly installments of $12,437.45, bears interest at a rate of 14.72% per annum and

matures on February 28, 2021. Moreover, the Company obtained an additional loan from Amazon for $551,000 on September 8, 2021, the loan is payable in monthly installments of $48,183.32, bears interest at a rate of 8.99% per annum and matures on September 8, 2022.

On September 2, 2021, the Company entered into a capital agreement with Shopify Capital Inc. ("the lender") in which the Company agreed to sell receivables in the amount of $86,900 to the lender in exchange for receiving an advance of $79,000. The remittance percentage of the receivables was 14.00% and as per the agreement, the use of the advance is restricted to business purposes.

In December 2021, the Company entered a 'receivables sale and merchant cash advance agreement' with Wayflyer, a revenue-based financing platform for e-commerce brands. Pursuant to the agreement, the Company received a cash advance in the amount of $250,000 on December 3, 2021. The agreement stipulates a remittance percentage rate of receivables of 37.5% and the Company is bound to remit the payments due on weekly basis.

Related Party Transactions

The Company follows FASB Accounting Standards Codification ("ASC") subtopic 850-10, "Related Party Disclosures", for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties

might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Member services agreement

On July 5, 2018, the Company entered into a member services agreement with Robin Hood Brands Health and Wellness, LLC ("RBH"), a member of the Company holding class A membership interests and Total Wellness Solutions, LLC ("TWS"), a member of the Company holding class B membership. Pursuant to the agreement, RBH and TWS agreed to provide various management services and assign intellectual property rights to the Company in exchange for their membership interests. For the years ending December 31, 2021, and December 31, 2020, the Company incurred $300,000 and $370,000 in management fees to RBH and TWS, respectively. As of December 31, 2021, and December 31, 2020, accrued interest payable on the unpaid portion of management fees totaled $20,744 and $10,039, respectively.

Member loans

During 2018, the Company received a loan from RBH for a total of $200,000. The loan is not covered by a specific agreement. The Loan bears interest at a rate of approximately 2.48% per annum. Accrued interest on the loan totaled $16,351 and $11,391 as of December 31, 2021, and December 31, 2020, respectively and remains outstanding as of December 31, 2021.

During 2018, the Company received a loan from TWS for a total of $200,000. The loan is not covered by a specific agreement. The Loan bears interest at a rate of approximately 2.48% per annum. Accrued interest on the loan totaled $16,572 and $11,612 as of December 31, 2021, and December 31, 2020, respectively and remains outstanding as of December 31, 2021.

As of December 31, 2021, and December 31, 2020, RBH owned 3,211,200 and 4,211,200 in class A membership interests, respectively.

As of December 31, 2021, and December 31, 2020, TWS owned 5,253,908 and 4,480,000 in class B membership interests, respectively.

During 2021, the Company terminated its service agreement with RBH, and 1,000,000 shares were surrendered by RBH and allocated among all other members of the Company.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Income taxes

The Company is taxed as a partnership. Under the relevant tax provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for

individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception in 2018 through 2020 as of the date of the report and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Members' Equity

As per the LLC agreement, The Company is authorized to issue three classes of Membership Interests: Class A Membership Interests, Class B Membership Interests and Class C Membership Interests. Holders of Class A and Class B membership interests contributed services to the Company and holders of Class C contributed a total of $3,365,000 in cash as of December 31, 2021 (pursuant to offerings made in 2021 (See "2021 offering") and 2019).

As of December 31, 2021, 10,000,000 membership interests were issued and outstanding (of which 3,211,200 were class A membership interests, 5,569,142 were class B membership interests and 1,219,658 were class C membership interests).

As of December 31, 2020, 10,000,000 membership interests were issued and outstanding (of which 4,211,200 were class A membership interests, 4,748,800 were class B membership interests and 1,040,000 were class C membership interests).

<u>2021 offering</u>

In June 2021, the Company made an offering for an aggregate amount of $2,375,000 class C Membership interests (at $1.9675 per membership interest) in a private placement. The offering was made without registration of the securities under the Securities Act of 1933, as amended, or any securities law of any state of the United States or of any other jurisdiction and the offering was made only to "accredited investors" as defined in Rule 501 of Regulation D under the Securities Act.

In parallel to the offering described above, the Company terminated a service agreement with Robinhood Brands LLC ("RHB"), the sole member owning class A membership interests (See 'Member Services agreement' under note "Related Party transactions"). As a result of this termination, RHB transferred 1,000,000 of its class A membership interests to the Company and they were allocated to all other members of the Company.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Subsequent events

On February 8, 2022, the Company entered a 'receivables sale and merchant cash advance agreement' with Wayflyer, a revenue-based financing platform for e-commerce brands. Pursuant to the agreement, the Company received cash advances in the amount of $250,000 on February 9, 2022, and $250,000 on March 9, 2022. The agreement stipulates a remittance percentage rate of receivables of 37.5% and a transaction percentage of 2.00% ($10,000) and the Company is bound to remit the payments due on weekly basis.

The Company evaluated subsequent events through May 16, 2022, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.